FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 21, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

MANAGEMENT STOCK BONUS AND STOCK OPTION PLANS

                Mobile TeleSystems OJSC informs that on October 24, 2002, pursuant to option agreements, we granted options in respect of 1,739,322 common shares to our board members and 1,107,359 common shares to our key employees. As further described below, these options are with regard to the shares that were issued to our subsidiary Rosico in connection with our initial public offering .  These options provide that, on July 15, 2004, board members and key employees may purchase our common shares at $1.49 per share, which represents the 100-day average sales price of the shares at October 24, 2002. The stock option agreement for a board member will terminate if the board member is terminated as a board member before our 2003 annual general shareholder meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2004.

                By way of background, on April 27, 2000, contingent on the closing of our initial public offering, we established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under the plans, directors, key employees and key advisors received 3,587,987 of our common shares and will participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 of our common shares. At the time of the initial public offering, we issued 13,554,618 shares of common stock to our subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million.

                Under the stock option plan, board members and key employees, upon being granted stock options, will have the right to purchase up to 9,966,631 common shares of the company. On August 14, 2001, pursuant to option agreements, we granted options in respect of 1,020,682 common shares to our board members and 830,010 common shares to our key employees. These options provide that, on July 15, 2003, board members and key employees may purchase our common shares at $1.31 per share, which represents the 100-day average sales price of the shares at August 14, 2001. The stock option agreement for a board member will terminate if the board member is terminated as a board member before our 2002 annual general shareholder meeting. The stock option agreement for a key employee will terminate if the employee leaves us before July 15, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Smirnov
Name: Mikhail Smirnov
Title: President

Date:       November 21, 2002